Exhibit 99.1

EXPLANATION OF RESPONSES

(1) On May 17, 2022, the Issuer completed an offer to exchange shares of its Common Stock for its 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (the “Series B Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B Preferred Stock having a liquidation preference of $25.00 per share of Series B Preferred Stock (an effective price of $1.25 per share of Common Stock). For purposes of the exemption under Rule 16b-3 promulgated under the Exchange Act, the board of directors of the Issuer approved the transactions contemplated by this Form 4.

(2) Holders of the Issuer’s Series B Preferred Stock have the option to convert some or all of their shares of Series B Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of the Issuer’s Common Stock exceeds the Conversion Price, the Issuer will have the option to convert all outstanding shares of Series B Preferred Stock into shares of Common Stock at the Conversion Price of $1.25. The Series B Preferred Stock has no maturity date.

(3) A liquidation preference of $25.00 per share of Series B Preferred Stock means an effective price of $1.25 per share of Common Stock tendered in the Offer.

(4) On May, 17, 2022, the Issuer declared a dividend of one share of Tandem Preferred Stock for each share of outstanding Series B Preferred Stock as of May 17, 2022. Each share of Tandem Preferred Stock initially has 20 votes (representing the number of votes of the Common Stock surrendered in exchange for one share of Series B Preferred Stock).